UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2013
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission File Number 001-32190

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
SAVINGS PLAN FOR THE EMPLOYEES
OF NEWMARKET CORPORATION AND AFFILIATES

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

NEWMARKET CORPORATION
330 SOUTH FOURTH STREET
RICHMOND, VIRGINIA 23219-4350

Savings Plan for the Employees of NewMarket Corporation and Affiliates

*
Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are not included because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Administrator of the
Savings Plan for the Employees of NewMarket Corporation and Affiliates

We have audited the accompanying statements of net assets available for benefits of the Savings Plan for the Employees of NewMarket Corporation and Affiliates (the “Plan”) as of December 31, 2013 and December 31, 2012 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and December 31, 2012, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2013, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Keiter

May 22, 2014
Glen Allen, Virginia

Savings Plan for the Employees of NewMarket Corporation and Affiliates
Statements of Net Assets Available for Benefits
December 31, 2013 and December 31, 2012

	2013	2012
Assets
Cash	$25,789	$24,219
Investments, at fair value (Notes 3 and 4)	435,027,058	368,447,122
Receivables
Employee contributions	294,987	0
Employer contributions	132,289	0
Interest and dividends	724,422	49,461
Notes receivable from participants	2,025,263	1,817,218
Total Assets	438,229,808	370,338,020

Liabilities
Due to trustee	294,260	0

Net assets available for benefits	$437,935,548	$370,338,020

The accompanying notes are an integral part of the financial statements.

Savings Plan for the Employees of NewMarket Corporation and Affiliates
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2013 and December 31, 2012

	2013	2012
Additions to net assets attributed to
Net appreciation in fair value of investments (Note 4)	$67,578,947	$53,787,653
Investment income—interest and dividends	13,328,983	24,534,542
Interest income on notes receivable from participants	82,944	67,095
Contributions
Employees	10,061,382	9,223,801
Employer	4,041,089	3,756,777
Total additions	95,093,345	91,369,868
Deductions from net assets attributed to
Benefit payments	(27,495,817)	(26,383,620)
Total deductions	(27,495,817)	(26,383,620)
Net increase	67,597,528	64,986,248
Net assets available for benefits
At beginning of year	370,338,020	305,351,772
At end of year	$437,935,548	$370,338,020

The accompanying notes are an integral part of the financial statements.

Savings Plan for the Employees of NewMarket Corporation and Affiliates
Notes to Financial Statements
December 31, 2013 and December 31, 2012

1. Description of Plan

General
The Savings Plan for the Employees of NewMarket Corporation and Affiliates (the Plan) is a defined contribution plan covering all eligible employees of NewMarket Corporation and certain subsidiaries (the Company or NewMarket). Employees become eligible to participate on their date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974. Information regarding Plan benefits, priority of distributions upon termination of the Plan, and vesting is provided in the Plan document, which is available at the main office of the Plan administrator at 330 South Fourth Street, Richmond, Virginia 23219.
Bank of America, N.A. is the Plan's investment manager and trustee and Merrill Lynch, Pierce, Fenner & Smith, Inc. is the Plan's record-keeper.
Contributions
Participants in the Plan may make pre-tax contributions from 1% to 50% of their base pay, as defined in the Plan document. Participants may make after-tax contributions from 1% to 15% of their base pay. Through December 31, 2013, participants who are deemed “highly compensated” are limited to contributions of 10% of their base pay on both a pre-tax and after-tax basis. Any combination of pre-tax and after-tax contributions is subject to the 10%, 15%, or 50% limits. Effective for payroll periods beginning on or after January 1, 2014, highly compensated employees are no longer subject to the 10% limits on pre-tax contributions and after-tax contributions. In addition, federal law places a dollar limit on the amount of pre-tax contributions an individual can make to 401(k) plans during a calendar year. NewMarket may also impose an annual Plan contribution limitation that is lower than the maximum federal limitation. The maximum pre-tax federal limit was $17,500 for 2013 and $17,000 for 2012. Participants who have attained age 50 may make “catch-up” contributions in a dollar amount established by the Internal Revenue Service ($5,500 for each of 2013 and 2012).
NewMarket contributes 50% of the first 10% of base pay that a participant contributes to the Plan. Contributions made by NewMarket are invested in the NewMarket Corporation Common Stock Fund. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participant contributions are 100% vested at all times while contributions made by NewMarket are 40% vested after two years of service, 60% vested after three years of service, 80% vested after four years of service and 100% vested after five years of service.

Effective for pay periods beginning on or after January 1, 2012, base pay includes the straight-time portion of an employee’s regularly scheduled overtime, plus pay for any other overtime or extended work week pay, and any premium pay related to hours actually worked. Base pay does not include any type of bonus payment, reimbursement of moving expenses, reimbursement of educational expenses, or similar payments, or any other supplemental payments which an employee may receive in addition to base salary or wage regardless of the term used to designate such increment.
Administrative Expenses
Costs of administering the Plan are paid from investment-related compensation received by the record-keeper from the various mutual funds held in the Plan.

Participant Accounts
Each participant’s account is credited with the participant’s contributions, the Company’s contributions, trading fees, as well as allocations of Plan earnings or losses. Allocations of Plan earnings or losses are based on account balances, as defined by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Savings Plan for the Employees of NewMarket Corporation and Affiliates
Notes to Financial Statements
December 31, 2013 and December 31, 2012

Benefit Payments
Benefits are recorded when paid. Participants may decide whether benefits will be received directly in the form of cash proceeds or in whole shares of common stock.
Notes Receivable from Participants
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as transfers between the investment fund and the loan fund. Loans are made over a period not to exceed five years. The loans are collateralized by the balance in the participant’s account and bear a reasonable fixed rate of interest determined by the Plan administrator based on a rate of return commensurate with the prevailing interest rate charged on similar commercial loans by persons in the business of lending money. Interest rates are determined as of the date of the loan. Notes receivable from participants are reported at their unpaid principal balances plus accrued but unpaid interest. Interest rates on participant loans ranged from 4.25% to 5.50% at December 31, 2013 and 4.25% to 8.25% at December 31, 2012. Principal and interest are paid through payroll deductions. Management has evaluated notes receivable from participants for collectability and has determined that no allowance is necessary.
Forfeitures
Participants who leave NewMarket before becoming fully vested in NewMarket contributions forfeit the value of their nonvested account. Forfeitures during a Plan year can serve to reduce required Company contributions and/or to cover Plan administrative expenses. Forfeitures that reduced the Company’s contributions were $114,982 for 2013 and $583,484 for 2012. The forfeiture balance at both December 31, 2013 and December 31, 2012 was immaterial.
Employee Stock Ownership Plan Feature
Effective October 22, 2009, NewMarket amended the Plan to designate a portion of the Plan’s assets as an employee stock ownership plan (ESOP), comprised of the NewMarket Corporation Common Stock Fund. All dividends with a record date on or after December 1, 2009, declared on NewMarket Corporation common stock held in the ESOP are fully vested without regard to whether any other portion of the ESOP or any participant’s account is vested. In addition, with respect to those dividends, participants are permitted to make an election to receive those dividends or to have those dividends reinvested in the ESOP. Under the amendment and effective January 1, 2010, a participant may request the liquidation and transfer of all or a portion of his or her investment in the ESOP to an alternate investment fund at any time. Further, a participant may request that his or her ESOP benefits be distributed in the form of NewMarket Corporation common stock. In addition to a participant’s after-tax, pre-tax and rollover accounts, loans are available under the ESOP from the portion of a participant’s account attributable to dividends with a record date on or after December 1, 2009, declared on shares of NewMarket Corporation common stock held in the ESOP.

Since July 1, 2011, a participant who transfers all or part of their investment in the NewMarket Corporation Common Stock Fund into another investment fund cannot liquidate and transfer amounts held in such other investment funds into the NewMarket Corporation Common Stock Fund until 90 days after the date of the most recent liquidation and transfer out of the NewMarket Corporation Common Stock Fund. This restriction does not apply to the investment of future after-tax, pre-tax and rollover contributions made by the participant, or future matching and discretionary contributions made by the Company.

2. Summary of Significant Accounting Policies

Basis of Accounting
The accompanying financial statements of the Plan have been prepared in conformity with accounting principles generally accepted in the United States of America.

Savings Plan for the Employees of NewMarket Corporation and Affiliates
Notes to Financial Statements
December 31, 2013 and December 31, 2012

Investment Valuation and Income Recognition
All investments of the Plan are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between willing market participants at the measurement date. Investments are reflected at fair value in the financial statements. Security transactions are recorded as of the trade date. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Accounting Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Risks and Uncertainties
The Plan provides for various mutual fund and commingled trust fund investment options in stocks, bonds and fixed income securities, as well as direct common stock investments. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

3. Fair Value Measurements

The following is a description of valuation methodologies used for fair value measurement of investments:

Common stock	Common stock is valued at the closing price reported on the New York Stock Exchange.

Mutual funds	Mutual funds are valued at the closing price reported on the NASDAQ.

Commingled trust fund
The commingled trust fund is valued daily at the net asset value of shares or units held by the Plan based on quoted market value of the underlying assets. There are no redemption or frequency restrictions as of December 31, 2013 or December 31, 2012.

The valuation methodologies described above may generate a fair value calculation that may not be indicative of net realizable value or future fair values. While the Plan’s management believes the valuation methodologies used are appropriate, the use of different methodologies or assumptions in calculating fair value could result in different amounts.

Savings Plan for the Employees of NewMarket Corporation and Affiliates
Notes to Financial Statements
December 31, 2013 and December 31, 2012

The following tables provide information by level on the fair value of the Plan’s investments.

		December 31, 2013
		Fair Value Measurements Using
	Fair Value	Level 1	Level 2	Level 3
Mutual funds:
Blend funds	$67,480,279	$67,480,279	$0	$0
Fixed income funds	36,423,499	36,423,499	0	0
Value funds	34,987,049	34,987,049	0	0
Growth funds	28,763,039	28,763,039	0	0
Balanced funds	4,523,404	4,523,404	0	0
Total mutual funds	172,177,270	172,177,270	0	0

Common stock	218,332,988	218,332,988	0	0

Commingled trust fund-fixed income	44,516,800	0	44,516,800	0

Total investments, at fair value	$435,027,058	$390,510,258	$44,516,800	$0

		December 31, 2012
		Fair Value Measurements Using
	Fair Value	Level 1	Level 2	Level 3
Mutual funds:
Blend funds	$51,581,011	$51,581,011	$0	$0
Fixed income funds	42,217,946	42,217,946	0	0
Value funds	26,016,807	26,016,807	0	0
Growth funds	19,536,663	19,536,663	0	0
Balanced funds	3,786,957	3,786,957	0	0
Total mutual funds	143,139,384	143,139,384	0	0

Common stock	189,394,573	189,394,573	0	0

Commingled trust fund-fixed income	35,913,165	0	35,913,165	0

Total investments, at fair value	$368,447,122	$332,533,957	$35,913,165	$0

Savings Plan for the Employees of NewMarket Corporation and Affiliates
Notes to Financial Statements
December 31, 2013 and December 31, 2012

4. Investments

Participants currently in the Plan may invest their Plan account in any of the active 13 mutual funds, one commingled trust fund, and the NewMarket Corporation Common Stock Fund, or in any combination thereof. Investments also include two common stock funds, in which new investments are prohibited. Participants may invest their own contributions to the Plan in these active investment funds in one percent increments and may transfer among the active funds at any time. Contributions made by NewMarket are invested in the NewMarket Corporation Common Stock Fund.
The following table presents investments held at year-end that represent at least five percent (5%) or more of net assets available for benefits at December 31.

	2013	2012
NewMarket Corporation Common Stock Fund (Note 7)	$203,799,937	$173,953,544
Invesco Stable Value Retirement Fund	44,516,800	35,913,165
BlackRock S&P 500 Stock Fund	32,596,739	24,566,792
PIMCO Total Return Fund	29,062,604	34,055,275
Oakmark International Fund	22,284,733	*

* Represents less than 5% of Plan assets

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows.

	2013	2012
Common stock	$46,232,917	$42,206,060
Mutual funds	21,346,030	9,794,657
Commingled trust fund	0	1,786,936
	$67,578,947	$53,787,653

5. Tax Status

The Internal Revenue Service has determined and informed the Plan administrator by letter dated September 19, 2013, that the Plan and related trust are designed in accordance with the applicable sections of the Internal Revenue Code. The Plan has been amended since receiving the determination letter; however, the Plan administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.
Management has evaluated the effects of accounting guidance related to uncertain income tax positions and concluded that the Plan had no significant financial statement exposure to uncertain income tax positions at December 31, 2013, or December 31, 2012.

6. Plan Termination

Although it has not expressed any intent to do so, NewMarket has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974. In the event of Plan termination, participants will become 100% vested in their account balances and the assets of the Plan shall be allocated to participants in proportion to their account balances as of the effective date of termination.

Savings Plan for the Employees of NewMarket Corporation and Affiliates
Notes to Financial Statements
December 31, 2013 and December 31, 2012

7. Related-Party Transactions

Plan assets available for benefits include cash funds, which are managed by Bank of America, N.A., the trustee of the Plan, and therefore, qualify as party-in-interest transactions. Investments in the NewMarket Corporation Common Stock Fund represent investments in shares of common stock of NewMarket Corporation, the Plan sponsor. The table below shows the activity in the NewMarket Corporation Common Stock Fund during 2013 and 2012.

	Shares	Amount
Balance—January 1, 2012	637,766	$126,347,781
Purchases	131,539	37,846,819
Distributions and sales	(105,867)	(28,442,229)
Appreciation	0	38,201,173
Balance—December 31, 2012	663,438	173,953,544
Purchases	30,365	8,733,190
Distributions and sales	(83,897)	(21,444,801)
Appreciation	0	42,558,004
Balance—December 31, 2013	609,906	$203,799,937

8. Subsequent Events

The Plan Sponsor’s management has evaluated subsequent events through the date the financial statements were issued and has determined there are no subsequent events to be reported in the accompanying financial statements.

Savings Plan for the Employees of NewMarket Corporation and Affiliates
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2013

EIN: 20-0812170 PN: 002

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description	(d) Cost **	(e) Current value
*	NewMarket Stock Fund:
	Matching contributions	Common stock; no par value (370,118 shares)	$19,226,279	$123,674,739
	Employee deferral	Common stock; no par value (239,788 shares)		80,125,198
	Tredegar Corporation	Common stock; no par value (40,647 shares)		1,171,031
	Albemarle Corporation	Common stock; $.01 par value (210,791 shares)		13,362,020
	Invesco Stable Value Retirement Fund	Commingled trust (44,516,800 units)		44,516,800
	PIMCO Total Return Fund	Mutual fund (2,718,672 units)		29,062,604
	Allianz NFJ Small Cap Fund	Mutual fund (368,866 units)		12,973,029
	Buffalo Small Cap Fund	Mutual fund (142,212 units)		5,307,342
	Dreyfus Bond Market Index	Mutual fund (712,575 units)		7,360,895
	Invesco Growth & Income Fund	Mutual fund (498,748 units)		13,491,142
	BlackRock Capital Appreciation Fund	Mutual fund (384,824 units)		10,971,335
	BlackRock International Index	Mutual fund (253,042 units)		3,317,375
	BlackRock S&P 500 Stock Fund	Mutual fund (146,839 units)		32,596,739
	BlackRock Balanced Capital Fund	Mutual fund (182,912 units)		4,523,404
	Franklin Small-Mid Cap Growth Fund	Mutual fund (290,334 units)		12,484,362
	Davis New York Venture Fund	Mutual fund (221,461 units)		9,281,432
	Oakmark International Fund	Mutual fund (846,684 units)		22,284,733
	Perkins Mid Cap Value Fund	Mutual fund (364,849 units)		8,522,878
				435,027,058
*	Participant loans	Notes receivable from participants bearing interest at 4.25%-5.50% annually, maturity dates of 1/14/2014-1/3/2019	0	2,025,263
				$437,052,321

*	Denotes a party in interest to the Plan

**	Cost information is not required for employee deferrals invested in the NewMarket Stock Fund

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SAVINGS PLAN FOR THE EMPLOYEES OF NEWMARKET CORPORATION AND AFFILIATES

Date: May 22, 2014	By:	/s/ D. A. Fiorenza
David A. Fiorenza
Vice President, Chief Financial Officer, Member of the Master Trust Committee

EXHIBIT INDEX

Exhibit Number	Description

23	Consent of Keiter